Mail Stop 6010

July 31, 2008

George A. Scangos, Ph.D.
President and Chief Executive Officer
Exelixis, Inc.
249 East Grand Ave., P.O. Box 511
South San Francisco, CA 94083-0511

Re: Exelixis, Inc.
Registration Statement on Form S-3
File Number 333-152166
Correspondence letter dated July 25, 2008

Dear Dr. Scangos:

        We have reviewed your counsel's July 25, 2008 letter regarding the above-captioned matter and responses to our comments. With regard to your response to our comment 1, we note that of the total amount you are registering in the Form S-1, 100,000 of the shares represent common stock issuable upon any occurrences of "Events of Default" related to the facility agreement and 8,891,776 shares represent common stock issuable at the company's option pursuant to the facility agreement. Because those shares are not currently outstanding, it does not appear registration of those shares is appropriate at this time. Please provide us with a detailed analysis as to why you believe registration of those shares is appropriate. In your analysis, please provide additional disclosure on what you mean by "Events of Default." In the alternative, please remove the shares from the registration statement.

        Please contact Song P. Brandon at (202) 551-3621 or me at (202) 551-3710 with any questions.

                                                        Sincerely,

                                                        Jeffrey P. Riedler
                                                        Assistant Director

cc: Suzanne Sawocka Hooper, Esq.
        Cooley Godward Kronish LLP
        Five Palo Square
        3000 El Camino Real
        Palo Alto, CA 94306